Exhibit 99.1

Ebang International Announces Results of Mediation on a Sales Contract Dispute

HANGZHOU, China, August 24, 2021 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company”), a blockchain technology company, today announced the results of a mediation related to a dispute from a sales contract with one of its customers.

As disclosed in the Company’s recent annual report filed with the Securities and Exchange Commission (the “SEC”), on November 22, 2019, the Company brought a claim in the Hangzhou Intermediate People’s Court against one of its customers and the ultimate beneficial owner of the mining machines in connection with its sales of 80,000 mining machines.

On August 23, 2021, an agreement between the Company and the defendants Zhejiang Qirui Machinery Equipment Co., Ltd. (“Qirui”), Zhejiang Huatie Emergency Equipment Science &Technology Ltd. (“Huatie Emergency”), and Mr. Danfeng Hu, the President and CEO of Huatie Emergency, was reached and has come into effect following a mediation by the court. The result of mediation is as follows:

•	All parties confirmed that the Company has delivered 80,000 mining machines involved in this case, of which 24,000 mining machines have been paid for. The rest of 56,000 mining machines will be paid by Niubo in the amount of RMB272 million. On August 20, 2021, Niubo paid RMB20 million. Niubo will pay the remaining in installments as follows: (i) RMB10 million by September 15, 2021, (ii) RMB76 million by December 31, 2021, (iii) RMB136 million by May 30, 2022, and (iv) RMB30 million by July 31, 2022.

•	If Niubo fails to make the payment in full and on time in any such installment, the Company has the right to directly apply to the People’s Court for enforcement of all the outstanding payments and liquidate damages of Niubo. Kabayi assumes joint and several liabilities for all the aforementioned debts of Niubo.

•	All parties confirmed there is no other disputes related to this sales contract. Qirui and Niubo released and discharged the Company of and from any and all liabilities and claims related to the sale of the mining machines.

Mr. Dong Hu, Chairman and CEO of the Company, commented, “According to the court's mediation statement, if the party responsible for payment and its guarantor fully performs, the Company will ultimately receive a total of RMB 272 million in payment. Among them, 20 million yuan has already been received. This not only reflects the recognition of the Company by the market, customers, regulatory agencies and government departments, but also reflects the Company’s management’s willingness to take all steps necessary to safeguard the Company’s interests and our shareholders’ rights. At the same time, the Company continues to work hard to develop cryptocurrency exchange platforms, mining farms and mining machines to maximize the Company's interests and shareholders' rights well into the future.”

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a leading bitcoin mining machine producer in the global market with steady access to wafer foundry capacity. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.cn/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Certain statements contained herein are “forward-looking” statements within the meaning of the applicable securities laws and regulations. Generally, these statements can be identified by the use of words such as “aim,” “anticipate,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “remain,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.
Email: ir@ebang.com.cn

Ascent Investor Relations LLC
Ms. Tina Xiao
Tel: (917) 609-0333
Email: tina.xiao@ascent-ir.com